

May 28, 2013

Via E-mail
Kenneth H. Hannah
Executive Vice President and Chief Financial Officer
J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

> **Re:** **J. C. Penney Company, Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2013**
> **Filed March 20, 2013**
> **File No. 1-15274**

Dear Mr. Hannah:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 6. Selected Financial Data, page 19

Non-GAAP Financial Measures, page 20

1. We note your disclosure that you believe it is useful to investors to understand the impact of the non-cash primary pension plan on your financial statements. Please revise future filings to no longer refer to pension expense as non-cash. Alternatively, explain to us why you refer to pension expense as "non-cash." In your response, tell us how you considered the contribution you made to the primary pension plan in 2010 in referring to the pension expense as "non-cash."

2. The service cost component of primary pension plan expense appears to be a normal, recurring, cash-settled operating expense. Please tell us how your presentation of a non-GAAP performance measure that eliminates such an expense complies with the provisions of Regulation G. In your response, explain in greater detail why you eliminate service cost.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 23

3. We note that your internet sales are included within your comparable store sales. In light of the fact that Internet sales appear to be more than incidental to your total comparable store sales, please tell us what consideration you have given to providing a breakout of your comparable store sales both with and without internet sales.

4. We note that you consider comparable store sales, which includes internet sales, to be a key indicator of your current performance. Given this key metric, please tell us more about the reasons behind the significant decline in internet sales from fiscal year 2011 to fiscal year 2012. In this regard, your disclosure on the business model shift from a promotional department store to a specialty department store provides an understanding of a decline of sales generated from within your department stores. However, it is unclear how this shift would have a greater negative impact to your internet sales as compared to the decline in total comparable store sales. Please also tell us whether this is a material trend and what consideration you gave to providing disclosure where necessary for investors to ascertain the likelihood that past performance is indicative of future performance. We refer you to the guidance outlined in SEC Release Number 34-48960.

Financial Condition and Liquidity, page 33

Operating Activities, page 33

5. We note the disclosure that in 2012 you realigned your merchandise and non-merchandise vendor payment schedule. Please tell us more about this realignment including the rationale for the change and why it has had a positive effect on your operating cash flow. We may have further comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Mark Sweeney, Controller
        Salil Virkar, Assistant General Counsel